Commission File Number: 333-255908

CUSIP Number: 53578P105

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

LINKBANCORP, Inc.

Full Name of Registrant

N/A

Former Name, if Applicable

3045 Market Street

Address of Principal Executive Office (Street and Number)

Camp Hill, PA 17011

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attached Extra Sheets if Needed)

LINKBANCORP, Inc. (the “Company”) became subject to the reporting requirements of Section 15(d) of the Securities Exchange Act of 1934 pursuant to a Registration Statement on Form S-4 that was declared effective by the Securities and Exchange Commission (“SEC”) on August 12, 2021 (the “Registration Statement”). The Company initially understood, relying upon legal advice obtained at that time, that it was not obligated to file quarterly reports on Form 10-Q for periods ending prior to the effective date of the Registration Statement. Therefore, the Company initially determined that the first quarterly report to be filed on Form 10-Q would be for the period ended September 30, 2021, with a filing deadline 45 days thereafter.    Recently, the Company was advised that SEC Rule 15d-13 required that a quarterly report for the period ending June 30, 2021 be filed with the SEC within 45 days after the effective date of the Registration Statement (i.e., September 27, 2021). Accordingly, the Company anticipates filing a Form 10-Q for the period ended June 30, 2021 as soon as practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Carl Lundblad	(855)	569-2265
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

LINKBANCORP, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 4, 2021	By:	/s/ Carl Lundblad
Carl Lundblad
President